UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 02, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 2 March 2021

Orange to redeem its USD 1 billion 4.125% Notes due by September 2021

Orange announces its intention to redeem USD 1,000,000,000.00 aggregate principal amount of 4.125% Notes due September 2021, which represents all of the remaining principal amount outstanding. Notice will be sent to holders in due course as provided in the Indenture dated as of 9 July 2009 (as amended and supplemented) between France Telecom, which changed its name to Orange as of 1 July 2013, and The Bank of New York Mellon, as trustee.

The Notes are expected to be redeemed on or about 1 April 2021 at a redemption price to be equal to the greater of (i) 100% of the principal amount of the Notes, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (excluding interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Rate (as defined in the Notes) plus 0.350% per annum for the Notes to be redeemed. Orange will also pay accrued interest on the principal amount of the Notes being redeemed up to, but not including, the date of redemption.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42.3 billion euros in 2020 and 142,000 employees worldwide at 31 December 2020, including 83,000 employees in France. The Group has a total customer base of 259 million customers worldwide at 31 December 2020, including 214 million mobile customers and 22 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact:

Tom Wright ; tom.wright@orange.com ; +33 6 78 91 35 11

ORANGE

Date: March 02, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations